June 30, 2011
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exide Technologies Registration Statement on Form S-4 Filed June 6, 2011 File Number 333-174733
Dear Mr. Mancuso:
     Thank you for your letter, dated June 27, 2011, regarding the Registration Statement on Form S-4 (the “Registration Statement”) of Exide Technologies (the “Company”). We have provided responses to each of the comments raised in your letter below.
     For your convenience, the Staff’s comments are displayed in bold text below in the order set out in your letter, dated June 27, 2011.
     Incorporation of Information by Reference, page ii
1.	Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4. Include your analysis of your compliance with General Instruction B.1 of Form S-4 and General Instruction I.A.3(b) of Form S-3. We note, for example, the definitive proxy statement filed on August 2, 2010. Please see General Instruction G(3) of Form 10-K.
     Response:
     Pursuant to Instruction B.1 of Form S-4, the Company is entitled to incorporate information by reference into its Registration Statement on Form S-4 if it meets (a) the requirements of General Instructions I.A. of Form S-3 and (b) the aggregate market value requirement of General Instruction I.B.1. of Form S-3. Under General Instruction I.A. of Form S-3, the Company meets the requirements of Form S-3 if: (i) the Company is organized under the laws of the United States or any State or Territory or the District of Columbia and has its principal business operations in the United States or its territories; (ii) the Company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
June 30, 2011

Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act; and (iii) the Company (A) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months; and (B) has filed in a timely manner, with certain exceptions, all reports required to be filed pursuant to Section 13, 14 or 15(d) during the last twelve calendar months.
     The Company’s common stock held by non-affiliates had an aggregate market value of not less than $400 million as of the date hereof and, accordingly, satisfies the aggregate market value requirement of General Instruction I.B.1. of Form S-3. With respect to the requirements of General Instructions I.A. of Form S-3, the Company: (a) is a Delaware corporation with its principal place of business and operations located in the United States; (b) has registered its common stock pursuant to Section 12(b) of the Exchange Act; and (c) has been subject to the requirements of Section 12 of the Exchange Act for a period of more than twelve months preceding the filing of the registration statement.
     With respect to the Exchange Act reports requirement of General Instruction I.A.3(b) of Form S-3, the Company acknowledges the Staff’s comment regarding the definitive proxy statement filed on Monday, August 2, 2010 rather than on or prior to Thursday, July 29, 2010. In this regard, the Company intends to file a pre-effective amendment to its Registration Statement on or after August 1, 2011 and, for the reasons discussed in the following paragraph, will satisfy at such time the requirements of General Instruction B.1 of Form S-4 related to the incorporation by reference of information therein.
     The Staff has indicated in its Compliance and Disclosure Interpretations (Securities Act Forms, Question 115.03) that a registrant is Form S-3 eligible even if it has failed to file to file an Exchange Act report 14 months earlier because the condition to have filed all required Exchange Act reports and to have done so on a timely basis applies only to reports required to be filed in the preceding twelve months. Moreover, the Staff has stated in a separate Compliance and Disclosure Interpretation (Securities Act Forms, Question 115.05) that a calendar month with respect to the eligibility analysis begins on the first day of the month and ends on the last day of that month. The Company will file its definitive proxy statement for the fiscal year ended March 31, 2011 (the “2011 Proxy Statement”) on or prior to July 29, 2011 (within 120 days of the end of its fiscal year) and will incorporate the applicable portions of the 2011 Proxy Statement into its Annual Report on Form 10-K for the year ended March 31, 2011 pursuant to Instruction G(3) thereof. Upon the filing of the 2011 Proxy Statement and in accordance with General Instruction I.A.3(b) of Form S-3, the Company will have filed in a timely manner all reports required to be filed since July 29, 2010 and will continue to make required filings on a timely basis thereafter. As such, the Company will be Form S-3 eligible no later than August 1, 2011 because it will have timely filed all required reports after July 29, 2010.

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
June 30, 2011

     Accordingly, as of the applicable date of the amendment to the Registration Statement to be filed in early August and prior to the Company’s application for effectiveness thereof, the Company will be in compliance with General Instruction B.1 of Form S-4 and will be entitled to incorporate by reference into the Registration Statement certain information included in its Exchange Act reports.
     If you participate in the exchange offer..., page 17
2.	We note your statement that your affiliates may offer to resell or otherwise transfer the new notes. Since affiliates may not participate in the exchange, and you have defined “new notes” as notes received under this registration statement, it is unclear how these parties will come to hold new notes. Please revise or advise.
     Response:
     In response to the Staff’s comment, the Company intends to remove all references to the affiliates as holders of the new notes in the applicable risk factor. This will be reflected in the Company’s amendment to the Registration Statement to be filed in August.
(Remainder of Page Intentionally Left Blank)

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
June 30, 2011

********
     As requested in your comment letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments, please do not hesitate to contact me at (678) 566-9048.

Sincerely,

/s/ Brad S. Kalter

Brad S. Kalter Vice President, Deputy General Counsel and Corporate Secretary

cc:	Barbara A. Hatcher, Executive Vice President and General Counsel Timothy J. Melton, Jones Day Joel T. May, Jones Day